UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001- 34618

Capital Gold Corporation
(Exact name of registrant as specified in its charter)

76 Beaver Street, 14th Floor, New York, New York 10005 (212) 344-2785
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $ 0.0001 per share
(Title of each class of securities covered by this Form)

None.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  1

Effective April 7, 2011, Capital Gold AcquireCo, Inc., a Delaware corporation and a wholly-owned subsidiary of Gammon Gold Inc., a corporation incorporated under Part 1A of the Companies Act (Quebec), was merged with and into Capital Gold Corporation, a Delaware corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934 Capital Gold Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 19, 2011	By:	/s/ Christopher M. Chipman
Name: Christopher M. Chipman
Title: Chief Financial Officer and Secretary